THE FIRST WESTERN FUNDS TRUST

FILED VIA EDGAR

September 10, 2012

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	The First Western Funds Trust (the “Trust”)
(File Nos. 333-180717 and 811-22691)
Pre-Effective Amendment No. 2

Ladies and Gentlemen:

The First Western Funds Trust (the "Trust") and Ultimus Fund Distributors, LLC, the Trust's principal underwriter, respectfully request that the effective date of Pre-Effective Amendment No. 2 to the Trust's registration statement be accelerated to 5:00 p.m. on September 12, 2012 or as soon thereafter as reasonably practicable.

The Trust and Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act of 1933.

Very truly yours,

THE FIRST WESTERN FUNDS TRUST	ULTIMUS FUND DISTRIBUTORS, LLC

By: /s/ Warren J. Olsen_____________	By: /s/ Robert G. Dorsey__________
Warren J. Olsen, President	Robert G. Dorsey, President